FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dundee Corporation (the “Corporation”)

1 Adelaide Street East

28th Floor

Toronto, Ontario

M5C 2V9

Item 2

Date of Material Change

September 18, 2007.

Item 3

News Release

A news release was issued at Toronto, Ontario on September 18, 2007 and transmitted by Marketwire.

Item 4

Summary of Material Change

On September 18, 2007, Dundee Corporation announced an agreement (the “Agreement”) with The Bank of Nova Scotia (“Scotiabank”) regarding their respective shareholding interests in DundeeWealth Inc. (“DundeeWealth”) in connection with the transaction announced September 18, 2007 between DundeeWealth and Scotiabank pursuant to which Scotiabank was to make an investment in DundeeWealth Inc. by purchasing an 18% interest in DundeeWealth’s equity.  The investment by Scotiabank in DundeeWealth was completed on September 28, 2007. A shareholders agreement evidencing this agreement was executed by Dundee Corporation and Scotiabank.  Dundee Corporation remains the controlling shareholder of DundeeWealth following DundeeWealth’s equity issuance to Scotiabank.

Item 5

Full Description of Material Change

On September 18, 2007, Dundee Corporation announced the Agreement with Scotiabank regarding their respective shareholding interests in DundeeWealth in connection with the transaction announced September 18, 2007 between DundeeWealth and Scotiabank pursuant to which Scotiabank was to make an investment in DundeeWealth Inc. by purchasing an 18% interest in DundeeWealth’s equity.  The investment by Scotiabank in DundeeWealth was completed on September 28, 2007, pursuant to which Scotiabank acquired 300,000 newly-issued common shares and 27 million newly-issued non-voting special shares of DundeeWealth. The non-voting shares are convertible into common shares any time after March 31, 2009. A shareholders agreement evidencing the Agreement was executed by Dundee Corporation and Scotiabank.  Dundee Corporation remains the controlling shareholder of DundeeWealth Inc. following DundeeWealth’s equity issuance to Scotiabank.

With its ownership of more than 50% of voting shares, Dundee Corporation remains the controlling shareholder of DundeeWealth following DundeeWealth’s equity issuance to Scotiabank.

Under the Agreement, Dundee Corporation and Scotiabank obtain pre-emptive rights in connection with issuances of equity by DundeeWealth (subject to certain exceptions for stock options and similar issuances). In addition, “right of first offer” provisions between Dundee Corporation and Scotiabank are included in the Agreement which provide to each a first right to purchase shares of DundeeWealth which the other shareholder wishes to sell. These are subject to certain “right to match” provisions if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party. Scotiabank has also agreed to customary “stand-still” restrictions that prohibit Scotiabank’s acquisition of more than a 20% interest in DundeeWealth and has agreed that it will not vote or not vote against the election by Dundee Corporation of a majority of directors of DundeeWealth.

As part of the Agreement and subject to specific minimum ownership provisions, Dundee Corporation will support the nomination by Scotiabank of up to three DundeeWealth directors.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, please contact Joanne Ferstman, Executive Vice President and Chief Financial Officer at (416) 365-5010.

Item 9

Date of Report

September 28, 2007